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Free Writing Prospectus

VanEck Merk Gold Trust

Proven and Probable

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Pursuant to 433/164

333-180868

Axel Merk Pay Attention, Something is Going On

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Maurice Jackson:  Welcome to "Proven & Probable." I'm your host, Maurice Jackson.

Today's show is for investors that want to gain a better comprehension of financial repression, currencies, central banks and their respective monetary systems, gold, and most important what actions you, the investor, can take.

Joining me today to discuss these very important topics is the president and CIO of Merk Investments which is dedicated to managing dollar and currency risk, Mr. Axel Merk.

Thank you for joining us today, sir.

Axel Merk:  Great to be with you.

Maurice:  Axel, for investors that are new to Merk Investments, please share the vital services you provide investors.

Axel:  What we do vitally is we try to make sense of what's happening in the world and then we try to help investors to act accordingly. We do that through a couple of investment products and through a free newsletter that we provide. We're also very active on Twitter.

Investment products are our two currency mutual funds. We have a gold exchange credit fund, as well.

On the newsletter side, we try to share our thoughts because a lot of things, when you have an investment product, it's limited what you can do but when we study the world we come up with many ideas of what people might be able to do.

In the newsletter, we can be going more in depth. Then we use social media, and in particular Twitter, to comment on what's happening right here and then. That's the fastest, most efficient way for investors to stay attuned to our thinking.

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Maurice:  Thank you for sharing that.

Axel, I want to jump right into today's interview on a phenomenal article you just released, aptly entitled, "Precisely Wrong on Dollar Gold."

With a narrative focused on expectations set forth by central bankers to coerce market expectations, share with investors why your article is so critical to their investment decisions.

Axel:  I'm not going to bore you with the details of perceptions versus reality. In many ways, just to give you a little hint of that, what people think, be that on the company, by the way, when it comes to earnings it is much more important than the actual earnings. Similarly, the interest rates we may have are less important than the perception of the rates.

What this article is about is how central banks have taken that to a new level. We call it transparency forward guidance but what it really is, it's a coercion of the market into manipulating the yield curve and manipulating the rate, which is much cheaper than buying and selling securities or raising loan rates when you can just, with word of mouth, move markets.

Of course, the central banks have the bazooka. The problem comes when this bazooka becomes a loose cannon, meaning that when suddenly they push markets to extremes. At some point, reality catches up with them. Then either markets snap back or central banks are losing credibility. We see different things like that happening at an increasing basis.

One has to be wary on how it's going to unfold. What we try to do in our work is we try to put ourselves into the shoes of the central bankers, as painful as it is, to think about where they might be moving next. With a healthy dose of cynicism and skepticism we try to make sense of it all.

Maurice:  Fair enough. Not to digress, really, here but sticking with the theme of expectations as a student of [inaudible 3:28] economics I view inflation as the expansion of our currency but whenever I do hear the term, "Real rate of inflation" from government and quasigovernment entities they provide citizens with the core CPI numbers, not the CPI. Thus, they omit utilities, food, and taxes which we all pay, which I find quite misleading.

It ties into your article here.

Axel, give us your thoughts on the latest F1C meeting.

Axel:  If you think about what's happening at the Fed, late last year the Fed raised rates, what is the point of raising rates? The point of raising rates is to tighten financial conditions. What happened after the rates went up? Financial conditions tightened and Janet Yellen came out and said, "Oh my god, financial conditions have tightened."

The reasons why she thinks the market "Overreacted" is because for this quarter point rate hike the market did much more than she had anticipated. And so, when these ivory tower academics run the models everything is linear. Whereas I often compare to what's happened in the markets as a pressure cooker where Janet Yellen last summer tried to take the lid off. Those things don't happen quite so smoothly.

Now, as she has tried to put that lid back onto the pressure cooker, the market has become complacent again. Now the Fed is thinking, "Maybe we don't want to deal with [inaudible 5:00] because we want to keep our options open."

The real problem is that this "Data dependency" we have on the Fed is like reading the tea leaves. The market is doing the job for the Fed and it's telling the Fed what to do. It's a case of the tail wagging the dog. Much of that is because Janet Yellen is a labor economist.

When you're a labor economist you, by definition, look at past data. Bernanke and I, and I have my share of criticisms for Bernanke, as well, but at least he looked at forwardlooking indicators. He looked at things like inflation expectations. There you have yardstick, whereas Janet Yellen looks at the past data.

The market is telling her what to think of those data. That's not very good when the person with the bazooka that's really turned into a loose cannon is being chased around by the markets.

Maurice:  Very well said.

Do you believe there will be rate hikes? Are we heading to ZIRP and NIRP, which is zero and negative interest rate programs?

Axel:  I know that everybody is so focused on that. What I like to focus on instead is whether we're going to have real rates go up.

I don't care so much about the definitions or whether the CPI or the core CPI is accurate. Everybody can make up their own mind on that. If there's one takeaway from the Fed is that they're going to be late in raising rates.

If you read the F1C statements, until late last year they said that even as employment and inflation goes back to what's historically considered normal, rates are going to be less than normal. To me, that is a promise to be "Behind the curve," which means real interest rates are not going to move up even as nominal rates go up. Ultimately, that is what's relevant to [inaudible 6:46].

The problem for the market is that they think that, or they have been led to believe for years now, that the market is going to be so incredibly tough. The Fed is going to be behind the curve. Bernanke used to phrase it very well. He said, "When you're faced with a credit bust you don't want to be early in raising rates."

I'm interpreting something into it, is that you want to be late in raising rates. Janet Yellen doesn't have that academic framework so she can't formulate it that way. Ultimately, it's the same thing, that yes, rates might be going up and it's going to cause quite some havoc in the markets.

By the way, to expand on that, the reason it's going to cause havoc in the markets is because we raised this recovery on asset price inflation. If, indeed, we raise rates I believe, and I can expand on that, I think asset prices are going to plunge again. It's going to be double headwind to economic growth, as well. That's one of the reasons why the hands are tied at the Fed but it won't stop them from trying.

Maurice:  Again, thank you for sharing that. You've made some very, very valid points here.

Twopart question here, does the latest F1C affect Puerto Rico? Should Puerto Rico's debt be of concern to investors?

Axel:  Puerto Rico, until a few days ago, had a big mess on their hands. Now they've still got a mess on their hands. The change that has happened in recent days is that Congress has now defined the process on how they can deal with this debt.

If you think about it, we have, to make a bigger picture argument...throughout the globe we have made too many promises. Entitlements or other ways that we have...governments have made too many promises. Now different places in the world will deal with these sort of things differently.

Obviously, depending on how far you're down the road and how forgiving the markets are, the reactions are going to be different. The challenge Puerto Rico had is that they want to default but they didn't have a bankruptcy process. Congress has stepped in and imposed the process on them.

What's relevant here is that, obviously, we have other municipalities and states that have challenges. You've got to watch very carefully about what sort of bonds are subject to being renegotiated. If you open the can of worms too much people are going to start wondering, "Maybe, could California potentially say that, 'Oh, we're not going to pay those bonds back in full.'?"

At this stage, there hasn't been any spillover. If you look at the markets we monitor very carefully on how things like credit default swaps are evolving. It is something to be monitored very carefully. This new authority that Congress has put in place, what sort of things will be renegotiated. You've got to be very careful as you wait that minefield because they will set a precedent to others that also have related challenges.

Maurice:  Thank you so much. Last question regarding US. If US does remove the $50 and $100 Federal Reserve Note, will this have an effect on the confidence in the currency?

Axel:  The Europeans got rid of the 500 Euro note. They say it's only to fight terrorism and this and that. Obviously what happens when you get rid of cash, you give the government more power to impose negative rates. That might not be explicit.

You asked earlier about the likelihood of negative rates coming. The reason why I think negative rates are unlikely to come in the US anytime soon is because of the credit markets in the US functioning very differently from the rest of the world.

We're very active, vibrant credit markets, commercial paper markets, and the like. Those markets will be destroyed with negative rates. In Japan those markets have been destroyed. Liquidity has been completely destroyed in many markets, GDB markets most notably in Japan.

The US, I don't think, is willing to risk that. On top of that the negative rates, in my view, don't work. We can expand on that. The US, they will engage in more QOE if they have to lower rates but negative rates themselves, they'll try to stay away from as much as possible.

Yes, if you ban cash, so to speak, an increasing number of people might be wondering as to what the purpose is at the same time. If you walk around with a smartphone these days, you don't use that much cash anymore. I don't use cash most of the time and I do it voluntarily.

Many people are thinking that, "Oh, yeah. We don't need that thing." They're realizing that, in reality, you're losing yet another way of having a stored value, if you can call cash a stored value, with the negative real interest rates that we have.

Maurice:  Thank you again for sharing that. That was very comprehensive.

Moving further south, let's go to Brazil where it appears there is a pending impeachment of their president. Is this a good time to short the Real?

Axel:  Two things. Let's first talk about Brazil and then the impeachment process. Brazil has a longterm problem, just like the US, just like Europe, like Japan. It's called entitlements. In the 1980s the Brazilians changed their constitution to link entitlements  and they have a great deal of them  to inflation.

What happens when you do that is that, at some point, you have a crowding out of other services. We have the same problem in the US. Of course, we're at a very different stage.

On top of that, you have a government that had policies in place that were rather detrimental. Now, for six months minimum, we have the former president shoved aside. We have a new person in there who seems to be much more promarket and much more reform oriented.

It is perfectly possible now to have a confidence boost. You get rid of some of the government controls and so forth. You can have a second upswing.

What's not going to happen, though, you're not going to fix those structural issues that were put in place in the 1980s unless you have a very strong majority in Parliament, which there isn't. And so, you cannot fix those issues.

Now you're asking me whether to invest in the currency. During the boom years, already, I said, "If you want to invest in a commodity currency go for the Australian dollar. Don't go for the Brazilian Real because it's much more of a pure play."

Similarly, yes, you can have a bet on the cyclical recovery but you're buying a can of worms. And so, we stay away from it both on the long and the short side because the dynamics are too complex.

Currency people are simpleminded people. We look at interest rates and that's about it. I'm greatly simplifying here but the Brazilian Real has a lot of cross currents to it. I leave it up to smarter minds to decide on whether they want to buy it or not.

On a broader point, though, emerging markets in general, the currencies are mostly gauges of liquidity. When times are good, when the mood is good in the markets, we talk about the risk being on. Then those sort of currencies tend to do very well. When there's a flight out of risky assets, then those currencies tend to do poorly.

Brazil is also more in that camp, whereas the Australian dollar, to put that into context, is a freefloating major currency that is less prone to those sort of dynamics. To me, the Brazilian Real is a mess to trade but clearly it was pushed to extremes, and has bounced back. I leave it up to others to make a decision on that.

Maurice:  Axel, thank you for those insights. Let's travel across the Atlantic to some familiar territory for us both here. Can you provide investors what you find most concerning the ECB, specifically on their resolution for deflation in utilities?

Axel:  The biggest problem that the ECB has is they've got an intellectual genius as their chief. I say that because I think Mr. Drahgi is too smart for his own good. He thinks that with his brains he can solve the problems in the Eurozone. A little bit of humility and modesty would go a long way with central bankers. If they realized that they cannot solve all the problems in the world.

We all know what's happened in the Eurozone. We follow them very, very closely. And so, a while ago they decided that all those adjustment processes, the German style austerity, that increases productivity but it's an extremely painful process and politically very destabilizing.

One of the ways you can get more competitive is you accept half the salary. Then you're not going to vote for the same party again. That's not so good for political stability.

His idea was, "Why not debase the Euro, boosting exports. That's going to give us a cyclical recovery. By the way, when I print so much money everybody's going to do the right thing and do all the structural reforms." I'm being cynical here, by the way, but that's what he's saying.

What he noticed is that if you want to export you've got to have something to export. Who is best at exporting in Europe? It's the Germans. The German economy is booming.

In southern Europe, yes, tourism is picking up. That's an export item. But it's not really doing the job it's supposed to be doing.

About two months ago, Drahgi shifted gears. He said he's not going to lower interest rates any further. He's later corrected that that he might still do that. But instead he announced a whole bunch of new measure. Our analysis of these measures suggests that the goal of those is to cut the funding costs of banks in half.

To understand why, you've got to understand that Europe is different from the US. I already mentioned that in the US I don't think we go to negative rates. It's because the credit markets are so important.

In Europe, the banking system is important. You go to a bank when you want to have a loan. What that means is that if the banks are not willing to lend because their balance sheets are restricted then economic growth can't come. That's what he's focusing on. As a result, the Euro has come back up.

By the way, we haven't talked too much about the dollarEuro relationship. I happen to think that in the US, with all its challenges Janet Yellen has in raising rates, we are near the top of the interest rate cycle where in Europe we're near the bottom, which is very different than where we have been when the perception has been everything is great in the US. Everything is horrible in Europe.

I'm not suggesting things aren't bad in Europe but as far as the interest rate cycle is concerned I think it's high time for the dollar to weaken versus the Euro. It doesn't need to fix the issues we have in the Eurozone, but, then again, what else is new? I don't think we've fixed our issues in the US, in Japan, Brazil, or anywhere else.

Maurice:  Thank you for touching on the correlation or relation with the Euro and dollar.

The PIGS nations, which are peripherals in essence, are they in jeopardy of compromising the Euro? How concerned are you about their debt obligations?

Axel:  When you buy the Euro the question is, "What do you buy?" Do you put your money into a bank that's domiciled in the UK? We have a Brexit, potentially [inaudible 17:56] by the way. Do you buy a German Tbill? Do you buy a Greek Tbill? What is it that you buy?

When you buy a German Tbill while you're getting a negative return these days on that, then you don't really care what's going to happen to the Euro. By the way, if the Euro were to break apart money would be sucked out of the weaker countries into the stronger countries.

By the way, if you think the US is any different in the US you buy a Puerto Rico obligation or do you buy a money market instrument? A couple of years ago money market funds had over half of their holdings in commercial paper and other short term debt issued in US dollars by European financial institutions. That has changed since but even in the US you've got to be careful what happens to your dollar.

Similarly, does southern Europe jeopardize the Euro? Yes, but what's the relevance for an investor? Are the Greek going to turn into Germans? No, they're not. Are interest rates too low for Germany? They are. Are the right policies being implemented in the rest of Europe? In politics, never anything is perfect.

The Spaniards have implemented some reforms, but not enough. The Italians haven't tackled their banking issues sufficiently. Greece is always going to be a mess. Does that mean economic growth in Northern Europe has to be bad? Not necessarily.

What everybody in the world needs is something really very simple. In my view, the best shortterm policy is a good longterm policy. Unfortunately, I don't see that anywhere in the world.

Maurice:  I would agree with you on that as well. Central bankers tend to have a juxtaposed position to their ideology, versus what you are referring to  a longterm view is the actual solution here. Finally, let's discuss China and Japan. What do investors need to focus on?

Axel:  I don't know what they need to focus on. I do know what the markets have focused on. Actually, I can also tell you what they need to focus on.

Earlier this year, I had been asked the question, "Is China a symptom or a cause of the turmoil in the markets?" If you look at the markets, the market's saying it's the cause. I happen to believe it's more of a symptom. It's kind of a chickenandegg question.

The reason I bring it up is that we always like to blame somebody else for the problems we have at home. Politicians like to do it, investors like to do it, management loves to do it. They like to blame the currency when they don't meet the earnings. If we just fixed our problems domestically, we wouldn't be so dependent on everybody else.

The US and China, by the way, are really driving global growth. That's a bit of a concern. Maybe we're slowing down in the US and maybe the Chinese are running out of some of the debtdriven things that they create here.

In China, you have a policy fight. You have the reformists and then you have the more traditionalists. They try to institute reforms. An amazing number of reforms were instituted in the months leading up to the decision of the IMF to add the renminbi to the basket of reserve currencies.

At the same time, when any turmoil flares up anywhere, they go back on any of the promises and the heavy arm of the government goes back in. What China really needs is to find ways to allocate credit more efficiently.

Allocating credit more efficiently doesn't mean low interest rates but meaning that you tailor interest rates according to the risk profile of borrowers  also a concept that has gotten lost in most of the world.

In China, if you are a stateowned enterprise, you have abundant access to credit, but if you're a small or mediumsized enterprise, you have to go to a loan shark. The Chinese are now going after the shadow banking system. Maybe that's OK, but you've got to do the other side of that.

You've got to teach the banking system how to allocate credit efficiently. The only other thing you need to do is give the Chinese a vision of how to invest in their own country and then you can reengineer the economy. In the long run, China's going to be OK, but in the short to mediumterm they have a whole bunch of issues.

Before I talk too much about China, let's talk about Japan here for a second. Japan is in a big mess. They have I would call a populous prime minister who has said he has three eras. He's been focusing mostly on monetary policy. It hasn't worked. The Bank of Japan has lost credibility. The market is doing what it wants to do and the Bank of Japan can't do anything.

The Japanese side is one of the reasons I call "Dragic smart." The Japanese say, "Oh, something is working in Europe where the ECB is providing credit at negative rates to the banking system," and so the rumor came up in Japan, the markets rallied and a few days later, the Bank of Japan had a meeting, they didn't do anything.

The reason they didn't do anything is because it's not so easy. The market has just taken Japan for a ride. If you look at all of these regions by the entire world, the one call that's coming up more frequently is you need to have an increase in fiscal spending. I'm not suggesting that we should have it, but what you want to keep your eyes open for is, "Is that going to happen?"

Unfortunately, the one way you can boost fiscal spending when you have your local Parliament disagree is through military action. We see more armed conflicts, see more building up of militaries because that is how you can spend money and how you're going to have reasonably little opposition internally.

Unfortunately, of course, that's not going to fix anything other than continue to load up on debt. Again, different countries are going to deal with those things differently. It's fascinating to see it unfold. As an investor, of course, you want to try not to step onto too many mines as you navigate those waters.

Maurice:  Excellent as always. Great insight. Switching gears here, Axel, we've discussed currencies. Let's discuss what some of us view as the ultimate currency, which is gold. How does gold factor into the discussion we've had today?

Axel:  Gold is just a brick, right? Gold doesn't do anything, gold doesn't change. What changes is the world around it. In many ways, it's fascinating that the price of gold since 1971 until the end of the third quarter has an annual return of just about eight percent when it doesn't do anything. How's that possible?

The only way that's possible is that cash maybe isn't quite as good as it can be. Gold, because it doesn't do anything, has as its biggest competitor cash. Cash is a competitor to gold when you get a real rate of return on your cash. When real rates on your cash are negative, gold, in my view, looks quite attractive.

I had a discussion once with a [inaudible 25:03] president and said that I don't see how, over the next decade, for an extended period, we can afford to have positive interest rates in the US, Eurozone or Japan. His response was, "That wouldn't create a stable equilibrium." I said to that, "I never said it's going to be stable."

In a world where we have financial repression, meaning where real interest rates are negative, and it doesn't matter what inflation indicator you use, it matters any particular investor what they think the rate of inflation is. If you think you're not getting your money's worth holding cash. gold is something to look at.

Clearly, you can invest in other things if you don't think you're getting a decent return on cash, but remember that many assets through Fed action, single bank action or the world, have been inflated. Gold has come down quite a bit. Clearly it has gone up year to date.

The other attractive thing about gold, by the way, is its low correlation to equities and other risk assets. Since 1970, the correlation on a monthly basis to equities is exactly zero. If you think that stocks are expensive and you want to diversify, I happen to think that investors are overexposed to stocks because they have "Worked" for many years and haven't rebalanced.

You want to do something that has a low correlation, and it isn't easy to find something that has a low correlation. It's one of the reasons we do currencies, but people's eyes glaze over if I explain to them about a longshort currency strategy.

Gold is something people can grasp. It has a low correlation, in my view it's not expensive, real interest rates are low and I believe they will stay low for an extended period, and so that's how gold fits into the picture. People should consider having more of their investment in gold.

Maurice:  Speaking of that, Axel, Merk Investments offers an investment vehicle listed on the New York Stock Exchange with the ticker symbol OUNZ  I'm going to repeat that for you one more time, OUNZ  for investors who want to have gold in their portfolio but don't want to worry about the storage and theft. Talk to us about your stock symbol OUNZ, why you created it, and why now?

Axel:  Sure. OUNZ, it's called the VanEck Merk Gold Trust. What it is, it's a competing product to the other physical gold ETFs in the market with the key difference that investors can take delivery of the gold. Not only is that a theoretical feature as some products have, it's a real feature.

We store London bars in London. Investors can request those London bars. Having said that, most investors probably don't want to have a London bar, not only are they big and expensive, most investors would rather have a coin.

We actually have a patented delivery process where you can say, "OK, I got my gold through OUNZ and now I'd like to have some American gold eagles, maple leaves or oneounce bars delivered to me," and we facilitate that. Again, it's not a theoretical feature.

We launched the fund in 2014. It's now just over two years old. We have about 110 million in that fund now, it's about $110 million equivalent. We've had about 200 ounces being delivered, about half a dozen deliveries. It's not a lot of people take delivery, but they like the optionality. They like the ability to take delivery.

Basically, it trades like the other gold ETFs, and the spreads in the markets are extremely tight. The reason why they have historically been extremely tight is because the market makers that provide that ETF mechanism hedge their entire gold exposure. They don't just hedge the exposure to OUNZ.

With that, we can provide a liquidity that's on par with other gold ETFs, and at the same time, they can take delivery. A lot of people, once they've looked at it, they prefer OUNZ over the other gold ETFs that are out there.

Maurice:  Your Company offers a free newsletter. Tell us more about it.

Axel:  Just to unwind more maybe on that, one of the nice features is that taking delivery in itself is not a taxable event. When you have appreciated shares in OUNZ you can say, "Send me my gold." The reason it's not taxable in itself is because you own an underlying stake in the trust. You have a prorata ownership in the trust. You're just taking delivery of what you already own.

Switching gears to the newsletter, I mentioned in the introduction we do write a newsletter. It's a free newsletter. Unlike others that write something on a daily or monthly basis, we write when we've got something to say and we want to get the word out. Usually it means I got ticked off by something and then we write an analysis about it.

Because we want to have some fun, we often create cartoons that come with it. Many people subscribe just to get the cartoons. There is a very serious notion underneath here. What I believe very firmly is that we have a world that's driven a lot by policy action out there.

Rather than chasing the news as they happen on CNBC or elsewhere, investors need to create their own framework to think about the world. We try to give investors the tools with which to analyze the world by diving more into depth into what's happening.

We try to give it a spin that's a little bit more interesting than just saying, "Hey, we think GDP is going to 0.x percent higher or lower the next quarter." We try to talk about things as they might be evolving and, more importantly, why they might be evolving. You can sign up for that newsletter at merkinvestments.com.

Maurice:  In addition to your newsletter, you also offer regular webinars. They're actionpacked, and they're also a wealth of information. Where can investors enroll for your webinars?

Axel:  We have a webinar coming up this coming Tuesday, as we speak, on May 24th. If you miss that, we try to have a webinar once a month. The upcoming one is on our dollar outlook. We often seize on a particular theme. At merkinvestments.com there's always a button, merkinvestments.com/webinar will always get you to the signup for the most recent webinar.

Those are our most popular venues if you want to get a discussion on a specific topic. We've discussed gold, we talk about the dollar, some of them are on our products specifically if you want to dive into them more deeply. We always welcome input into what we should cover.

Sometimes we choose a topic that's initiated by someone in the audience. We haven't today talked about the election. I love to play equal opportunity offender to the various candidates, and so we might also discuss those sort of things in the webinars.

Maurice:  All right. That being said, would you share your thoughts on the upcoming elections?

Axel:  [laughs] Let me make a broader point here that's more useful. The global theme we have is that political stability is on the decline. It's the direct result of real wages having stagnated in the US. If you look at the US where people get upset, the reason real wages have stagnated in the US is that we have fostered global overproduction with the sort of policies we've had in place for the past 15 years plus.

What happens is that you overproduce the goods, consumer prices are low, corporate America is greased in the middle, you accelerate the outsourcing, many trends that would have happened otherwise as well. Then you prevent growth from happening with excess regulations. So the US labor market is very flexible, but after a while, people get upset.

That's why they veer towards the Tea Party, the Occupy Wall Street movement, a Bernie Sanders, or a Donald Trump. In the rest of the world, similar things happen. You can revolutions in the Middle East where rising food and energy prices cause revolutions because people can't feed themselves anymore. You have the same thing in Japan where you elected a populous prime minister.

By the way, in the Ukraine, I would allege that they wouldn't be in a mess they're in if they had been able to balance their books. So the budget consciousness plays into that as well.

But all of that, if you think about political leaders, the one thing they have in common throughout the world is they never blame themselves. They blame foreigners. They blame a minority. So you have this rise of populism throughout the world.

In the US, we have reasonable robust institutions that we might be critical of some of them but more robust than other parts of the world. We can play this game probably longer. We can probably live with a populist candidate better than some other countries can.

The bleak outlook here is that, and I mentioned this already earlier or alluded to it, the Great Depression ended in World War II. That is again because you are caught in this mess and you don't know a way out, ramping up military spending is really the most "efficient" way to ramp up fiscal spending when you don't want to do the right thing and do the right sort of reform.

Back to your real question about the political candidates. Unfortunately, none of the candidates that I see are really addressing what needs to be addressed, which is we need to get our entitlement spending under control. We need to do that because if we don't, we're going to have same mess that Latin American countries have.

It is monetary policy and the lack of entitlement reform that's going to drive the wealth gap. It's not that we have to tax the rich or somehow have some shortterm measurement to fix the world. What we need to do, we need to allow market forces to play out. The only market force that plays out with the rules we have in place is that entitlement spending is going to trout out everything including the military by the way. It's going to make weaker. That is really the challenge we have.

At the other end of the spectrum though, luckily whoever we might choose, the power of the presidency is fairly limited. The place where they do have a lot of influence is the regulatory body. So depending on who we elect, we might get more or less regulation coming out of the EPA and so forth, but none of that changes the global theme that I do think that unfortunately political stability is on the decline just about everywhere.

Maurice:  Axel, I always enjoy hearing your veracity to politics and economics. Thank you again for sharing that. Last question, what did I forget to ask today?

Axel:  [laughs] I'm actually very optimistic about the world in general. Life will continue. We always talk about how government is making our lives more difficult. I bet you that in 20 years from now a 70 year old is going to be working. Today, just like any woman today working is proud to be working. 50 years ago, women were not breadwinners of the home. Society adjusts. The question is where do you want to be at the end of the adjustment process?

One thing we didn't cover is that don't trust the government is going to take care of you. A government in debt has different incentives than you have when you have savings to deploy. Keep that in mind that the Fed is not in charge to help you. They are in charge to keep the system oiled and running. That's something to keep in mind. Then of course I could expand on many other things, but I think those are plenty of thoughts for now.

Maurice:  In closing, what is the best way for investors to contact Merk Investments?

Axel:  Through our website. That's probably the easiest. If you want to get in touch with me directly, there's a big easy button, a question mark, on the website to reach out.

It's really sign up to our newsletter, join our webinars. Follow me on Twitter. Whenever there's an ECB meeting, rather than taking notes on paper, I take notes on Twitter. You can really get a live feedback on my thought process on what's happening there. My twitter handle is my name, AxelMerk. Twitter is really...if you follow that...

On that note, Twitter is one of the best venues to be informed aside from things like your website maybe, to be informed of what's happening out there. If you see an interesting article, look up who the author is, follow that author on Twitter. That's how we can compose your newsfeed much better than switching on the TV and having bubble vision trying to indoctrinate you all way.

Maurice:  Axel Merk of Merk Investments. Thank you for joining us today on Proven & Probable.

Axel:  My pleasure.

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